CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CARII, INC.

Carii, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify that:

FIRST: Effective immediately upon the filing of this Certificate of Amendment (this "Certificate of Amendment") with the Secretary of State of the State of Delaware (the "Effective Time"), each share of the common stock, $0.01 par value per share, of the Corporation issued and outstanding prior to the Effective Time (the "Old Common Stock") shall, automatically and without any further action on the part of the Corporation or the holder thereof, be subdivided and converted into one thousand (1,000) fully paid and nonassessable shares of the Corporation's common stock, $0.01 par value per share (the "New Common Stock"). The conversion of the Old Common Stock into the New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, any certificates representing the Old Common Stock shall represent the number of shares of the New Common Stock into which such Old Common Stock shall have been subdivided and converted pursuant to this Certificate of Amendment. Fractional share interests of the New Common Stock shall be permitted.

RESOLVED, that Article FOURTH be amended and restated in its entirety as follows:

"FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one million (1,000,000) shares of common stock, $0.01 par value per share."

SECOND: That the stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Sections 242 and 228 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer on this 30th day of January, 2015.

CARII, INC.

By: _____
Name: Denise Hayman-Loa
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE

LIMITED PARTNERSHIP UNDER THE NAME OF "CARI COMMUNITY LP" TO A

DELAWARE CORPORATION, CHANGING ITS NAME FROM "CARI COMMUNITY LP"

TO "CARII, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF

APRIL, A.D. 2014, AT 12:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5360898   8100V

140477616

AUTHENTICATION: 1299245

DATE: 04-16-14

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF CERTIFICATE OF INCORPORATION OF "CARII, INC."

FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF APRIL, A.D. 2014,

AT 12:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5360898   8100V

AUTHENTICATION: 1299245

140477616

DATE: 04-16-14



State of Delaware
Secretary of State
Division of Corporations
Delivered 12:04 PM 04/16/2014
FILED 12:04 PM 04/16/2014
SRV 140477616 - 5360898 FILE

CERTIFICATE OF CONVERSION
OF
CARI COMMUNITY LP
INTO
CARII, INC.

PURSUANT TO SECTION 17-219 OF THE
DELAWARE REVISED LIMITED PARTNERSHIP ACT
AND SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

Cari Community LP, a Delaware limited partnership, does here by certify as follows:

FIRST: The name of the limited partnership immediately prior to filing this Certificate of Conversion is Cari Community LP.

SECOND: The date of filing of its original Certificate of Limited Partnership with the Secretary of State of the State of Delaware is July 2, 2013.

THIRD: The name of the corporation as set forth in the Certificate of Incorporation is Carii, Inc.

FOURTH: The conversion has been approved in accordance with section 17-219 of the Revised Limited Partnership Act and section 265 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting limited partnership have executed this Certificate of Conversion this 31st day of March, 2014.

Cari Community LP

By: Olo Plus, ~~LLC~~
Its General Partner

By: ____________________
Wun Fie Loa
Member

By: ____________________
Andi I. Sjamsu
Member

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:04 PM 04/16/2014
FILED 12:04 PM 04/16/2014
SRV 140477616 - 5360898 FILE

CERTIFICATE OF INCORPORATION
OF
CARII, INC.

FIRST: The name of the corporation is Carii, Inc.

SECOND: The registered office of the corporation in the State of Delaware and New Castle County shall be 1313 N. Market Street, Suite 5100, Wilmington, Delaware 19801. The registered agent at such address shall be PHS Corporate Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is one hundred thousand (100,000) shares of common stock. All such shares are to be of the par value of $.01 per share.

FIFTH: The name and mailing address of the incorporator is as follows:

PHS Corporate Services, Inc.
1313 N. Market Street, Suite 5100
Wilmington, Delaware 19801

SIXTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

SEVENTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the

Delaware General Corporation Law is amended after the filing of the Certificate of Incorporation of which this article is a part to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

EIGHTH: The original by-laws of the corporation shall be adopted by the incorporator. Thereafter, the directors of the corporation shall have the power to adopt, amend or repeal the by-laws of the corporation.

NINTH: The election of the directors of the corporation need not be by written ballot unless the by-laws of the corporation shall so provide.

THE UNDERSIGNED, being the incorporator for the purpose of forming a corporation pursuant to Chapter I, Title 8, of the Delaware Code, entitled "General Corporation Law," and the acts amendatory thereof and supplemental thereto, if any, makes and files this Certificate of Incorporation, hereby declaring and certifying that said instrument is its act and deed and that the facts stated herein are true, and accordingly executed this Certificate of Incorporation as of March 31, 2014.



PHS Corporate Services, Inc.,
Incorporator
By: Lori A. Sauselein, Secretary